UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2025

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Full mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

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Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 62) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The consolidated financial statements included in this filing as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise East Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations substantially commenced on October 25, 2016. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Semiannual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we primarily invest in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, we may invest in other asset classes as well as other locations depending on the availability of suitable investment opportunities. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.  The Company has one reportable segment consisting of investments in real estate.

The Company has initiated a proposed merger with Fundrise Real Estate Interval Fund II, LLC (the “Flagship Fund II”), where the Flagship Fund II will be the surviving entity, that is anticipated to be completed before the end of the calendar year. This action is intended to enhance long-term returns for existing shareholders through greater diversification, minimized operating costs, and increased economies of scale.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2016, the Company has qualified for treatment as a REIT under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com , which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our latest Offering Circular which may be accessed here (beginning on page 26), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

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Offering Results

We have offered, are offering, and may continue to offer in the future, up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). Most recently, on October 17, 2024 the Company qualified approximately $74.7 million of additional common shares for sale pursuant to Regulation A. As of June 30, 2025 and December 31, 2024, we had raised total gross offering proceeds of approximately $176.3 million and $176.0 million, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.1 million received in private placements to third parties, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,554,000 and 15,526,000 of our common shares, respectively. Assuming the settlement for all subscriptions received, approximately $74.3 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering as of June 30, 2025.

The per share purchase price for our common shares has been and will continue to be subject to adjustment every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2023, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 30, 2023	$11.74	Form 1-U
March 29, 2024	$11.58	Form 1-U
June 29, 2024	$11.46	Form 1-U
September 30, 2024	$11.09	Form 1-U
December 31, 2024	$10.93	Form 1-U
March 31, 2025	$10.86	Form 1-U
June 30, 2025	$10.94	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 7, Distributions, to the unaudited consolidated financial statements.

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Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. During the third quarter of 2025, in advance of a proposed merger involving the Company, the redemption plan has been temporarily suspended, and the Company is not currently processing redemption requests.

As of June 30, 2025 and December 31, 2024, approximately 8,019,000 and 7,062,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the redemptions during the six months ended June 30, 2025 are attributable to investor demand to restore and preserve personal liquidity in response to the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows from rental revenue on our investments in rental real estate properties and distributions from our equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition to the unaudited consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2025 and 2024, we had total consolidated net losses of approximately $6.8 million and $8.4 million, respectively. Further information on certain changes in our results of operations is as follows:

Revenue

Other Revenue

For the six months ended June 30, 2025 and 2024, we earned other revenue of approximately $148,000 and $119,000, respectively. The increase in other revenue is primarily attributable to an increase in recovery revenue related to real estate taxes for the six months ended June 30, 2025 as compared to the corresponding period in 2024.

Expenses

Depreciation and Amortization

For the six months ended June 30, 2025 and 2024, we incurred depreciation and amortization expense of approximately $1.4 million and $1.6 million, respectively. The decrease is primarily attributable to useful life and capitalization adjustments related to building and site improvements for the Hagerstown Crossroads property for the six months ended June 30, 2025 as compared to the corresponding period in 2024.

Investment Management and Other Fees – Related Party

For the six months ended June 30, 2025 and 2024, we incurred investment management and other related party fees of approximately $815,000 and $937,000 respectively. The decrease in investment management fees is directly related to a decrease in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in average net assets is primarily attributable to redemptions throughout the period.

Property Operating and Maintenance

For the six months ended June 30, 2025 and 2024, we incurred property operating and maintenance expenses of approximately $744,000 and $660,000 respectively, which includes property insurance, real estate taxes, and other routine maintenance costs. The increase in property operating and maintenance expenses is primarily attributable to an increase in real estate taxes for the Hagerstown Crossroads property for the six months ended June 30, 2025 as compared to the corresponding period in 2024.

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General and Administrative Expenses

For the six months ended June 30, 2025 and 2024, we incurred general and administrative expenses of approximately $229,000 and $210,000 respectively, which includes auditing and professional fees, bank fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business. The increase in general and administrative expenses is primarily attributable to an increase in legal and tax expenses for the six months ended June 30, 2025 as compared to the corresponding period in 2024.

Other Income (Expenses)

Interest Expense, net

For the six months ended June 30, 2025 and 2024, we incurred net interest expense of approximately $3.8 million and $3.2 million, respectively. The increase in interest expense is primarily attributable to an overall higher average principal balance on the credit facility for most of the six months ended June 30, 2025, prior to the refinancing that reduced the balance at the end of June 2025. Additionally, no income was recognized from the interest rate cap this period because market SOFR rates remained below the cap’s strike rate. In contrast, the prior period generated approximately $941,000 of income from the interest rate cap. See Note 5, Credit Facility to the unaudited consolidated financial statements for further detail.

Interest Expense – Related Party

For the six months ended June 30, 2025 and 2024, we incurred related party interest expense of approximately $1.7 million and $1.0 million, respectively. The increase in related party interest expense is primarily attributable to an overall higher average principal balance of related party promissory notes outstanding during the six months ended June 30, 2025 as compared to the corresponding period in 2024. See Note 9, Related Party Arrangements to the unaudited consolidated financial statements for further detail.

Equity in Earnings (Losses)

For the six months ended June 30, 2025 and 2024, we had equity in earnings (losses) from our equity method investees of approximately $849,000 and $(1.0) million, respectively. The increase in equity in earnings is primarily attributable to a gain realized from one of our equity method investees due to a partial sale. See Note 3, Investments in Equity Method Investees to the unaudited consolidated financial statements for further detail.

Loss on Extinguishment of Debt

For the six months ended June 30, 2025 and 2024, we incurred loss on extinguishment of debt of approximately $21,000 and $0, respectively. The increase in loss on extinguishment of debt was primarily attributable to fees incurred in the payoff of one of our credit facilities. See Note 5, Credit Facility to the unaudited consolidated financial statements for further detail.

Decrease in Fair Value of Derivative Financial Instrument

For the six months ended June 30, 2025 and 2024, we recognized a decrease in the fair value of our derivative financial instrument of approximately $7,000 and $822,000, respectively. The derivative financial instrument is related to the interest rate cap contract on the credit facility of two of our real estate investment properties. The smaller decrease in the current period compared to the prior year was primarily attributable to the shorter remaining term of our prior interest rate cap, which matured during the period, and the replacement cap entered into in June 2025 that also has a shorter maturity. See Note 6, Derivative Financial Instrument to the unaudited consolidated financial statements for further information.

Our Investments

The following tables summarize the investments held during the period from January 1, 2024 through June 30, 2025. See “Recent Developments” in this Seminannual Report for a description of investments we have made since June 30, 2025. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

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Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE REM Controlled Subsidiary	Orlando, FL	Multifamily	11/30/2016	$7,650,000	Initial	Update 1 Update 2 Update 3 Update 4
RSE Insight Controlled Subsidiary	Arlington, VA	Multifamily	01/17/2017	$6,502,187	Initial	Update 1 Update 2
RSE Mezza Controlled Subsidiary	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	Update
Hampton Station Controlled Subsidiary	Greenville, SC	Multifamily/Retail	08/16/2019	$4,990,000	Initial	Update
7980 Tar Bay Controlled Subsidiary(2)	Jessup, MD	Industrial	06/04/2021	$28,007,767	Initial	Update
215 N 143rd Ave. Controlled Subsidiary(3)	Goodyear, AZ	Industrial	09/30/2021	$3,059,000	Initial	Update
22480 Randolph Drive Controlled Subsidiary(3)	Sterling, VA	Industrial	11/15/2021	$2,086,000	Initial	Update
7441 Candlewood Road Controlled Subsidiary(3)	Hanover, MD	Industrial	12/29/2021	$2,410,000	Initial	Update
Aerotropolis Controlled Subsidiary(3)	Atlanta, GA	Industrial	02/09/2022	$581,500	Initial	Update
910 W Carver Controlled Subsidiary(3)	Tempe, AZ	Industrial	02/15/2022	$2,410,000	Initial	Update
S Hardy Controlled Subsidiary(3)(4)	Tempe, AZ	Industrial	06/03/2022	$1,100,000	Initial	Update
4653 Nall Road Controlled Subsidiary(3)	Farmers Branch, TX	Industrial	06/16/2022	$1,573,000	Initial	N/A
Cubes at Glendale Building E Controlled Subsidiary(3)	Litchfield Park, AZ	Industrial	04/06/2023	$2,466,160	Initial	N/A
215 Interchange Controlled Subsidiary(3)	Las Vegas, NV	Industrial	06/06/2023	$3,816,200	Initial	N/A
FRIND - Highpoint, LLC(3)	Largo, FL	Industrial	04/26/2024	$18,324,000	Initial	N/A
FRIND - Dorchester LLC(3)	Summerville, SC	Industrial	05/20/2024	$64,089,720	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	Industrial real estate investment was acquired by the Company through our investment in Fundrise Industrial JV 1, LLC ( the “JV 1 Co-Investment Arrangement”), a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments our Co-Investment has made since June 30, 2025.

(3)	Industrial real estate investments were acquired by the Company through our investment in Fundrise Industrial JV 2, LLC ( the “JV 2 Co-Investment Arrangement” and together with the JV 1 Co-Investment Arrangement, the “Co-Investment Arrangements”), a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments our Co-Investment has made since June 30, 2025.

(4)	On December 20, 2024 the investment in S Hardy Controlled Subsidiary was redeemed.

As of June 30, 2025, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 9, Related Party Arrangements to the unaudited consolidated financial statements for further information regarding National Lending and the Co-Investment Arrangements.

Real Property Controlled Subsidiaries (Wholly-owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
E66 Controlled Subsidiary	Springfield, VA	Industrial	168,000	01/15/2020	$15,738,000	10 years	Initial	Update 1 Update 2 Update 3
Hagerstown Crossroads Controlled Subsidiary	Williamsport, MD	Industrial	825,620	06/17/2022	$53,323,000	10 years	Initial	Update

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2025, we had deployed approximately $196.6 million for ten investments and had approximately $5.9 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. See Note 9, Related Party Arrangements to the unaudited consolidated financial statements for more information regarding National Lending. As of June 30, 2025, we anticipate that cash on hand, proceeds from our Offering, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months. Additionally, as part of our ownership interest of National Lending, we have the ability to utilize short-term bridge financing through promissory notes. See Note 9, Related Party Arrangements to the unaudited consolidated financial statements for more information.

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We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt (inclusive of accrued interest) of approximately $33.6 million and $40.3 million and as of September 18, 2025 and June 30, 2025, respectively. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or the fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the overall portfolio) in order to quickly build a more diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

The Company has entered into two guarantee agreements in connection with a senior secured mortgage loan facility extended to several underlying real estate properties owned by the Company, the Co-Investment Arrangements, or certain entities affiliated with or managed by our Manager (collectively, the “Borrowers”). Under the terms of the loan agreement, the Company, alongside other entities affiliated with or managed by our Manager, has guaranteed certain obligations of the Borrowers through the loan’s initial maturity date of July 9, 2027, including any borrower-elected extension periods. Consistent with the Company’s strategy to use leverage to enhance total shareholder return, these guarantees were provided to strengthen the credit profile of the Borrowers, secure more favorable financing terms, and support the Company’s investment activities. See Note 5, Credit Facility and Note 11, Commitments and Contingencies to the unaudited consolidated financial statements for further detail.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver above average performance. Over the past six months, we’ve experienced the benefits of being invested in the right locations and asset types, even amidst sustained headwinds from elevated borrowing costs.

In September 2024, the Federal Reserve (the “Fed”) began its much anticipated rate cutting cycle, which in turn initially translated to positive performance across most of the portfolio; however, recent announcements suggest a slower and more uncertain path to additional cuts. Interest rates have yet to meaningfully decrease, but we still expect a decrease in interest rates in the long-term. The magnitude of these initial returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. We believe this recovery will continue to gain momentum in the coming years. Additionally, we expect that near-term impacts of many of the new administration's tariff, immigration, and other policies (which we expect to result in slower economic growth and higher construction costs) will in turn lead to higher values for most of the portfolio. Further, as a result of the sustained strong operating performance of our properties, we have been able to drive growth in net operating incomes.

Looking ahead, our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Furthermore, the Fed, by its own forecast, is less than halfway through its expected rate cutting cycle, and is expected to continue cutting rates, albeit at a slower pace in the short-term than many initially anticipated. We believe this indicates that similar or larger gains could be achieved as rates continue to decrease. We expect that the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future. We also recognize that the new political administration and ongoing policy shifts will continue to impact the economy, potentially through the deregulation of the financial sector, the impact of tariffs, reduced immigration and lower taxes. We anticipate that this will result in a more business-friendly environment with lower regulatory burdens and more liquidity in financial markets, but also the potential for increased volatility and higher costs around construction and new development. This dynamic has the potential to not only increase investment demand but to also further reduce future supply, compounding the existing supply constraints, which would result in even more appreciation in asset values.

Off-Balance Sheet Arrangements

As of June 30, 2025 and December 31, 2024, we had no off-balance sheet arrangements.

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Recent Developments

National Lending

On July 15, 2025, the Company partially paid off $5.5 million of principal on the 2024 - J National Lending promissory note. The note bears a 6.00% interest rate and matures on December 31, 2025. As of September 18, 2025 the principal outstanding on the promissory note is $27.0 million.

On July 15, 2025, the Company paid off the 2025 - A National Lending promissory note, including $1.5 million of principal and approximately $50,000 of accrued interest.

Investments in Equity Method Investees

On July 2, 2025, the RSE Insight Controlled Subsidiary sold the Tyroll Hills Apartments for approximately $32.0 million. The Company received a distribution of approximately $12.6 million from the net sales proceeds and recognized a net gain of approximately $11.3 million.

On July 2, 2025, the Company made a $2.0 million investment into one new JV equity real estate investment.

Item 2.	Other Information

None.

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INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise East Coast Opportunistic REIT, LLC

Item 3.	Financial Statements

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Fundrise East Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2025 (unaudited)	December 31, 2024(*)
ASSETS
Cash and cash equivalents	$5,915	$5,578
Restricted cash	2,944	13,408
Other assets, net	1,712	1,646
Due from related party	15	15
Derivative financial instrument	4	1
Investments in equity method investees	41,734	56,618
Investments in rental real estate properties, net	129,087	130,380
Total Assets	$181,411	$207,646

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$145	$749
Due to related party	8,395	301
Settling subscriptions	-	15
Redemptions payable	4,466	4,808
Distributions payable	31	36
Rental security deposits and other liabilities	179	178
Notes payable - related party	54,732	54,309
Credit Facility	78,233	95,000
Total Liabilities	146,181	155,396

Commitments and Contingencies

Members’ Equity:
Common shares; net of redemptions; unlimited shares authorized; 15,554,204 and 15,525,907 shares issued 7,535,357 and 8,463,586 shares outstanding as of June 30, 2025 and December 31, 2024, respectively	75,907	85,982
Accumulated deficit and cumulative distributions	(40,677)	(33,732)
Total Members’ Equity	35,230	52,250
Total Liabilities and Members’ Equity	$181,411	$207,646

*Derived from audited financial statements

The accompanying notes are an integral part of these consolidated financial statements.

F-1

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2025 (unaudited)	June 30, 2024 (unaudited)
Revenue
Rental revenue	$855	$857
Other revenue	148	119
Total revenue	1,003	976

Expenses
Depreciation and amortization	1,406	1,638
Investment management and other fees - related party	815	937
Property operating and maintenance	744	660
General and administrative expenses	229	210
Total expenses	3,194	3,445

Other income (expenses)
Interest expense, net	(3,843)	(3,178)
Interest expense - related party	(1,723)	(1,032)
Equity in earnings (losses)	849	(1,020)
Loss on extinguishment of debt	(21)	-
Decrease in fair value of derivative financial instrument	(7)	(822)
Dividend income	93	91
Total other income (expenses)	(4,652)	(5,961)

Net loss	$(6,843)	$(8,430)

Net loss per basic and diluted common share	$(0.83)	$(0.86)
Weighted average number of common shares outstanding, basic and diluted	8,206,571	9,809,401

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included to make the interim consolidated financial statements not misleading.

F-2

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Accumulated Deficit and Cumulative Distributions	Total Members' Equity
December 31, 2024(*)	8,463,586	$85,982	$(33,732)	$52,250
Proceeds from issuance of common shares	28,298	309	-	309
Offering costs	-	(5)	-	(5)
Distributions declared on common shares	-	-	(102)	(102)
Redemptions of common shares	(956,527)	(10,379)	-	(10,379)
Net loss	-	-	(6,843)	(6,843)
June 30, 2025 (unaudited)	7,535,357	$75,907	$(40,677)	$35,230

	Common Shares
	Shares	Amount	Accumulated Deficit and Cumulative Distributions	Total Members' Equity
December 31, 2023(*)	10,033,093	$104,052	$(15,315)	$88,737
Proceeds from issuance of common shares	-	-	-	-
Offering costs	-	(75)	-	(75)
Distributions declared on common shares	-	-	(97)	(97)
Redemptions of common shares	(796,950)	(9,236)	-	(9,236)
Net loss	-	-	(8,430)	(8,430)
June 30, 2024 (unaudited)	9,236,143	$94,741	$(23,842)	$70,899

*Derived from audited financial statements

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2025 (unaudited)	For the Six Months Ended June 30, 2024 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(6,843)	$(8,430)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,406	1,638
Amortization of deferred financing fees	-	473
Equity in (earnings) losses	(849)	1,020
Return on investment from equity method investees	333	506
Decrease in fair value of derivative financial instrument	7	822
Change in assets and liabilities:
Net (increase) decrease in other assets, net	(8)	226
Net (increase) decrease in due from related party	-	11
Net increase (decrease) in accounts payable and accrued expenses	(604)	55
Net increase (decrease) in due to related party	9,816	566
Net increase (decrease) in rental security deposits and other liabilities	1	(33)
Net cash provided by (used in) operating activities	3,259	(3,146)
INVESTING ACTIVITIES:
Investment in equity method investees	(1,290)	(4,290)
Return of investment from equity method investees	16,690	100
Capital expenditures related to rental real estate properties	(170)	(83)
Release of deposits	-	33
Net cash provided by (used in) investing activities	15,230	(4,240)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	294	-
Proceeds from advances on Credit Facility	80,430	-
Repayment of Credit Facility	(95,000)	-
Redemptions paid	(10,721)	(12,665)
Proceeds from note payable - related party	8,000	22,600
Repayment of note payable - related party	(9,300)	-
Proceeds from settling subscriptions	-	-
Distributions paid on common shares	(107)	(217)
Purchase of derivative financial instrument	(11)	-
Offering costs paid	(4)	(75)
Payment of deferred financing fees	(2,197)	-
Net cash provided by (used in) financing activities	(28,616)	9,643

Net increase (decrease) in cash and cash equivalents and restricted cash	(10,127)	2,257
Cash and cash equivalents, beginning of period	18,986	9,413
Cash and cash equivalents, end of period	$8,859	$11,670

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$-	$350
Interest paid – Credit facility	$3,824	$3,646

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise East Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio primarily consisting of investments in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2016. On November 5, 2021, we formed a taxable REIT subsidiary (“TRS”). As of June 30, 2025, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, on October 17, 2024, the Company qualified approximately $74.7 million of additional common shares for sale pursuant to Regulation A.

As of June 30, 2025 and December 31, 2024, after redemptions, the Company has net common shares outstanding of approximately 7,535,000 and 8,464,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2025 and December 31, 2024, the Sponsor purchased an aggregated 600 common shares at $10.00 per share in private placement for an aggregate purchase price of $6,000. In addition, as of June 30, 2025 and December 31, 2024, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2025 and December 31, 2024, after redemptions, third parties owned approximately 239,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $3,121,000, respectively. As of June 30, 2025 and December 31, 2024, the total amount of equity issued by the Company on a gross basis was approximately $176.3 million and $176.0 million, respectively, and the total amount of settling subscriptions was approximately $0 and $15,000 respectively. These amounts were offered at $10.86 and $11.09 per share price as of June 30, 2025 and December 31, 2024, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2024 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2024 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

F-5

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. We did not have any VIEs for the periods presented in these financial statements.

All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2025 and December 31, 2024.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for collateral, tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Losses per Share

Basic losses per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic losses per share is computed by dividing income or loss available to common members by the weighted-average common shares outstanding during the period. Diluted net loss per share of common stock equals basic net loss per share of common stock as there were no potentially dilutive securities outstanding during the six months ended June 30, 2025 and 2024.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees.

During the six months ended June 30, 2025 and 2024, the Company directly incurred offering costs of approximately $5,000 and $75,000, respectively. As of June 30, 2025 and December 31, 2024, $1,000 and $3,000 were payable, respectively, and are included within accounts payable and accrued expenses in the consolidated balance sheets.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (“ACH”) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

F-6

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2025 and 2024.

Investments in Rental Real Estate Properties

Upon acquisition, the Company first determines whether the acquisition of a property qualifies as a business combination, in accordance with FASB ASC 805, Business Combinations. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, building, site improvements, acquired in-place leases, above-market leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities.

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

F-7

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 – 40 years
Site improvements and Leasehold Improvements	5 – 20 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2025 and 2024, no such impairments occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit. The Company also may pay a security deposit to retain services related to our investments in rental real estate properties. During the six months ended June 30, 2025 and 2024, the Company was reimbursed approximately $0 and $33,000 in deposits, respectively.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value of derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instrument”. In the event a derivative financial instrument is settled, terminated, or extinguished before maturity, any realized gain or loss resulting from the transaction is recognized in our consolidated statements of operations in “Increase (decrease) in fair value of derivative financial instrument”. The realized gain or loss represents the difference between the carrying fair value of the derivative at the time of the termination and the settlement amount paid or received. Any gains or losses arising from cash paid or received on derivative contracts are recorded in our consolidated statements of operations as “Interest expense, net.”

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to loan advances on the Credit Facility (as defined in Note 5, Credit Facility) are recorded against the loan carrying amount and the amortization of deferred financing costs are recorded in interest expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

F-8

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2016, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On November 5, 2021, we formed a TRS, Fundrise East Coast TRS, LLC (“East Coast TRS”). As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2025 and 2024. As of June 30, 2025 and December 31, 2024, there are no gross deferred tax assets or liabilities.

As of June 30, 2025, the tax period for the taxable year ending December 31, 2021 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Other revenue consists of utility reimbursements, damages, termination fees, administrative fees, and late fees, which are recognized on an accrual basis.

As of June 30, 2025, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
Remainder 2025	$855
2026	1,757
2027	1,827
2028	1,751
2029	439
Thereafter	-
Total	$6,629

For the six months ended June 30, 2025 and 2024, two tenants accounted for 100% of rental revenue.

Recent Accounting Pronouncements

In July 2025, the FASB issued Accounting Standards Update (“ASU 2025-05”), Financial Instruments - Credit Losses (Topic 326), which provides a practical expedient for all entities and an accounting policy election for entities other than public business entities when estimating expected credit losses on trade receivables and contract assets arising from revenue transactions under Topic 606. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued Accounting Standards Update (“ASU 2025-03”), Business Combinations (Topic 805) and Consolidation (Topic 810), which amends existing guidance for determining the accounting acquirer in a transaction primarily effected through the exchange of equity interests in which the legal acquiree is a VIE that meets the definition of a business. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

F-9

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2024, the Company adopted Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and are included in each reported measure of segment profit or loss. It also requires disclosure of the amount and composition of “other segment items”, as well as interim disclosures of segment profit or loss and assets. These requirements apply to all public entities, including those with a single reportable segment. Adoption of the new standard affected financial statement disclosures only and did not impact the Company’s financial position or results of operations.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Beginning balance	$56,618	$55,900
Additional investments in equity method investees	1,290	6,180
Distributions from equity method investees	(17,023)	(2,794)
Equity in earnings (losses) of equity method investees(1)	849	(2,668)
Ending balance	$41,734	$56,618

(1)	For the six months ended June 30, 2025, the Company’s equity in earnings (loss) of equity method investees includes a gain of approximately $1.7 million that is the result of distributions in excess of the equity investment basis in the Hampton Station Holdings, LLC entity.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2025	As of December 31, 2024
Real estate assets, net	$520,527	$569,956
Other assets(1)	175,011	161,632
Total assets	$695,538	$731,588

Mortgage/construction loans payable, net	$364,526	$341,370
Other liabilities(2)	48,586	37,797
Equity	282,426	352,421
Total liabilities and equity	$695,538	$731,588
Company’s equity investment, net	$41,734	$56,618

(1)	As of June 30, 2025 and December 31, 2024, approximately $113.2 million and $98.3 million of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, LLC (“National Lending”) respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2025 and December 31, 2024, approximately $42.1 million and $22.0 million of “Other liabilities” represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

F-10

Condensed income statement information:	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Total revenue	$22,358	$15,461
Total expenses	28,583	25,977
Net income (loss)	$(6,225)	$(10,516)
Company’s equity in income (loss)	$849	$(1,020)

As of June 30, 2025 and December 31, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	A 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned asset: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.

(2)	A 58% non-controlling member interest in Mezza JV LP, whose activities are carried out through the following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL.

(3)	A 95% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, Fundrise Development eREIT, LLC (“Development eREIT”), an affiliate eREIT, was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Development eREIT. On November 25, 2024, Hampton Station Holdings, LLC sold part of the Hampton Station property located in Greenville, SC for a sales price of approximately $11.1 million. Our distribution received from the sale totaled approximately $1.2 million. On January 24, 2025, Hampton Station Holdings, LLC sold part of the Hampton Station property located in Greenville, SC for a sales price of approximately $45.4 million. Our distribution received from the sale totaled approximately $5.7 million. Hampton Station Holdings, LLC continues to own and operate the remaining Hampton Station property located in Greenville, SC. As of both June 30, 2025 and December 31, 2024 our member interest in Hampton Station Holdings, LLC was 24.2%, respectively.

(4)	Investments in equity method investees includes the contributions to National Lending, in exchange for ownership interests. As of June 30, 2025 and December 31, 2024, the carrying value of the Company’s equity method investment in National Lending was approximately $12.0 million and $11.4 million, respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

(5)	An initial 80% interest in Fundrise Industrial JV 1, LLC, whose activities are carried out through the following wholly-owned asset: 7980 Tar Bay, an industrial rental property in Jessup, MD. See Note 9, Related Party Arrangements for further information regarding co-investment arrangements.

(6)	An initial 10% interest in Fundrise Industrial JV 2, LLC, which primarily invests in industrial properties located throughout the United States. See Note 9, Related Party Arrangements for further information regarding co-investment arrangements.

The subsidiaries of Fundrise Industrial JV 1, LLC and Fundrise Industrial JV 2, LLC have entered into various debt arrangements to finance existing real estate properties and acquisitions. As of June 30, 2025 and December 31, 2024, total debt outstanding by these investees was approximately $262.5 million and $255.9 million, respectively.

See Note 5, Credit Facility and Note 11, Commitments and Contingencies, for additional details on the related loan terms, the Company’s guarantees, covenant compliance, and other related matters.

4.	Investments in Rental Real Estate Properties

The following table presents the Company’s investment in rental real estate properties (amounts in thousands):

	As of June 30, 2025	As of December 31, 2024
Land	$23,771	$23,771
Building and building improvements	105,479	105,475
Site improvements	8,886	8,879
Total gross investment in rental real estate properties	$138,136	$138,125
Less: Accumulated depreciation	(9,049)	(7,745)
Total investment in rental real estate properties, net	$129,087	$130,380

F-11

As of June 30, 2025 and December 31, 2024, we had invested in two rental real estate properties, which consists of the following:

1)	In June 2022, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 852,000 square feet of net rentable area (the “Hagerstown Crossroads Property”) located in Williamsport, MD, for approximately $53.3 million.

2)	On January 15, 2020, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 168,000 square feet of net rentable area (the “E66 Property”) located in Springfield, VA for approximately $15.7 million. On December 13, 2022, we completed the redevelopment and placed in-service the E66 Property, in which the demolition of the existing industrial buildings made way for a new 139,000 square feet industrial property. We commenced recognizing revenue, expenses, and depreciation in accordance with our policy, as outlined in Note 2, Summary of Significant Accounting Policies.

As of June 30, 2025 and December 31, 2024, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $2.2 million, which includes cumulative acquisition fees paid to the Sponsor of approximately $1.2 million.

For the six months ended June 30, 2025 and 2024, the Company recognized approximately $1.3 million and $1.5 million of depreciation expense on rental real estate properties, respectively.

There were no asset acquisitions during the six months ended June 30, 2025 and June 30, 2024.

5.	Credit Facility

On June 17, 2022, Hagerstown Crossroads Property and the E66 Property (the “East Coast Borrowers”), which are real property-controlled subsidiaries of the Company, executed an agreement for a Credit Facility of up to $95.0 million, secured by real property owned by the East Coast Borrowers (the “Prior Credit Facility”). The Prior Credit Facility bore interest at SOFR + 3.25% and called for interest-only payments for the entire term of the loan, with a principal balloon payment due at maturity. The Prior Credit Facility initially matured on July 7, 2024, with three twelve-month extension options available. In July 2024 we executed the first modification agreement and exercised our first extension option, extending the maturity date to July 7, 2025. As part of this modification, the lender funded an additional $10.9 million in accordance with the terms of the loan agreement. This amount was included within “Restricted Cash” in the consolidated balance sheet as of December 31, 2024.

On June 26, 2025, Fundrise Industrial Portfolio, LLC and Fundrise Industrial Portfolio 2, LLC, both indirect subsidiaries of the Company (the "JV Borrowers"), together with the East Coast Borrowers identified above, collectively refinanced certain underlying properties with a syndicated warehouse loan of up to $352.7 million in committed capital (the "Credit Facility"). In connection with this refinancing, the outstanding loans for all co-borrowers were repaid in full. The Credit Facility bears interest at SOFR + 3.15% and calls for interest-only payments for the entire term of the loan, with a principal balloon payment due at maturity. The Credit Facility matures on June 26, 2027 with three twelve-month extension options available upon satisfying certain provisions.

In connection with the Credit Facility, the co-borrowers entered into an Allocation and Reimbursement Agreement in order to equitably disburse loan proceeds and allocate related costs amongst the co-borrowers. Fundrise Industrial Portfolio 2, LLC will serve as the administrative agent for the Credit Facility, and will be responsible for coordinating loan proceeds, interest payments, and co-borrower reimbursements, as needed. As of June 30, 2025, approximately $8.1 million was due from the East Coast Borrowers to the JV Borrowers, which is included within “Due from related parties” on the consolidated balance sheet.

For the six months ended June 30, 2025 and 2024, we incurred interest expense of approximately $3.8 million and $3.6 million, respectively, and amortized approximately $0 and $473,000 of deferred financing fees, respectively, which are recorded to “Interest expense, net” in our consolidated statements of operations. No amortization of deferred financing fees was recognized during the six months ended June 30, 2025, as all fees related to the prior credit facility were fully amortized, and amortization of fees related to the new credit facility will commence in July 2025 following its closing at the end of June.

The Credit Facility contains various financial and non-financial covenants. Included in these covenants are general liquidity requirements for the Company as one of the Credit Facility’s carve-out guarantors. The loan agreement also contains a requirement for quarterly monitoring of the named co-borrowers’ debt yield ratio. If the co-borrowers do not meet these quarterly minimum compliance requirements, they will enter into a trigger period as defined in the loan agreement, in which control of funds will shift to the lender and disbursement of such funds will be applied in accordance with the cash management agreement per the loan terms. As of June 30, 2025, the Company and co-borrowers were in compliance with these covenants.

F-12

The following is a summary of the credit facilities secured by the Company’s properties as of June 30, 2025 and December 31, 2024 (dollar amounts in thousands):

Borrower	Commitment Amount	Maturity Date	Interest Rate	Balance as of June 30, 2025		Balance as of December 31, 2024
Hagerstown Crossroads Property and the E66 Property	$95,000	07/07/2025	SOFR + 3.25%	$-		$95,000	(1)

Hagerstown Crossroads Property and the E66 Property	$87,030	06/26/2027	SOFR + 3.15%	$80,430	(2)	$-

(1)	Excludes deferred financing fees of approximately $2.3 million and amortized deferred financing fees of $2.3 million as of December 31, 2024 for Hagerstown Crossroads Property and E66 Property.

(2)	Excludes deferred financing fees of approximately $2.2 million and amortized deferred financing fees of $0 as of June 30, 2025 for Hagerstown Crossroads Property and E66 Property.

6.	Derivative Financial Instrument

Effective June 17, 2022, we entered into an interest rate cap agreement for $1.5 million with a notional amount of approximately $80.0 million and a strike rate of 3.00% to manage our exposure to interest rate risk on our variable rate debt (see Note 5, Credit Facility). The interest rate cap was not for trading or other speculative purposes. The interest rate cap agreement matured on July 7, 2024. Effective July 7, 2024, we entered into an interest rate cap agreement for $45,000 with a notional amount of approximately $95.0 million and a strike rate of 5.50% to manage our exposure to interest rate risk on our variable rate debt (see Note 5, Credit Facility). The interest rate cap agreement matured on July 7, 2025. Accordingly, effective June 25, 2025, we entered into a new interest rate cap agreement for approximately $11,000 with a notional amount of approximately $82.7 million and a strike rate of 5.00% (see Note 5, Credit Facility). The interest rate cap agreement matures on June 26, 2026. The interest rate cap is not for trading or other speculative purposes.

We have not designated either interest rate cap agreement as a cash flow hedge; therefore, the derivatives do not qualify for hedge accounting. Accordingly, changes in the fair value of each interest rate cap are recognized immediately through earnings. For the six months ended June 30, 2025 and 2024, we recognized a decrease in the fair value of the interest rate caps of approximately $7,000 and $822,000, respectively. These amounts are reflected under “Decrease in fair value of derivative financial instrument” in our consolidated statements of operations.

During the six months ended June 30, 2025 and 2024, we recognized aggregate income of approximately $0 and $941,000 related to the interest rate cap, which is recorded as a reduction to “Interest expense, net” in our consolidated statements of operations. As of both June 30, 2025 and December 31, 2024, approximately $0 of interest rate cap income was payable to the Company.

The fair value of our derivatives is estimated based primarily on observable market inputs, such as interest rate, term to maturity, volatility, and current credit spreads. The fair value of our derivative as of June 30, 2025 and December 31, 2024 (dollar amounts in thousands) is as follows:

				Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of June 30, 2025	Fair Value as of December 31, 2024
Interest Rate Cap	$95,000	7/7/2024	7/7/2025	$-	$1

Interest Rate Cap	$82,724	6/25/2025	6/26/2026	$4	$-

F-13

7.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the six months ended June 30, 2025 and 2024, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $102,000 and $97,000, respectively. Of the distributions declared during the six months ended June 30, 2025 and 2024, approximately $71,000 and $57,000 were paid, respectively. Approximately $31,000 and $36,000 remained payable as of June 30, 2025 and December 31, 2024, respectively.

8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, restricted cash, other assets, real estate deposits, and promissory notes to related parties reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

The only financial instruments that are recorded at fair value on the Consolidated Balance Sheets on a recurring basis are the derivative financial instruments. We value these financial instruments utilizing significant other observable inputs (Level 2). See Note 6, Derivative Financial Instrument, for detail of these valuation inputs.

As of June 30, 2025 and December 31, 2024, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	June 30, 2025		December 31, 2024
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:
Credit Facility	$80,430	$80,430	$95,000	$95,000
Total	$80,430	$80,430	$95,000	$95,000

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Credit Facility (Level 3): The fair value of the Credit Facility balance is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rate), loan to value ratios, and expected repayment and prepayment dates. Differences between the carrying values of the Credit Facility in the table above and the Credit Facility in the Consolidated Balance Sheets are due to unamortized deferred financing costs.

F-14

9.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the six months ended June 30, 2025 and 2024.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by the borrower in connection with our investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2025 and 2024, the Manager incurred approximately $4,000 and $3,000 of operational costs on our behalf, respectively. As of both June 30, 2025 and December 31, 2024, approximately $1,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2025 and 2024, we have incurred investment management fees of approximately $402,000 and $512,000, respectively. As of June 30, 2025 and December 31, 2024 approximately $196,000 and $218,000 of investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2025 and December 31, 2024, the Manager has not designated any asset as non-performing and no special servicing fees were payable to the Manager. For the six months ended June 30, 2025 and 2024, no special servicing fees were incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include, but are not limited to, accounting and audit services (including valuation support services), transaction support services (including but not limited to coordinating with brokers, lawyers, accountants, transfer agents, and other advisors (each of whom may be affiliates), assembling relevant information, conducting financial and market analyses, and coordinating closing procedures), account management services, corporate secretarial services, data management services, directorship services, information technology services, technology and software services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, other real estate related services, transaction support services, transaction consulting services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title or other types of insurance, management consulting and other operational and investment matters that may arise in the future that are currently unknowable. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the six months ended June 30, 2025 and 2024, no fees for such services have been incurred or paid to the Manager. Additionally, no fees for such services have been incurred or paid directly by the Company for the six months ended June 30, 2025 and 2024.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2025 and December 31, 2024, no disposition fees were incurred or payable to the Manager.

F-15

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2025 and 2024, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

No reimbursable costs were incurred or outstanding related to Co-Investments as of June 30, 2025 or December 31, 2024.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2025 and December 31, 2024. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2025 and December 31, 2024.

For the six months ended June 30, 2025 and 2024, the Sponsor incurred approximately $30,000 and $41,000 of operational costs on our behalf, respectively. As of June 30, 2025 and December 31, 2024, approximately $16,000 and $8,000 were due and payable, respectively.

Fundrise Real Estate, LLC

In January 2023, the Company entered into a Real Estate Services Agreement (the “Agreement”) with Fundrise Real Estate, LLC (the “Vendor”), a wholly-owned subsidiary of our Sponsor. The Agreement outlines various services the Vendor agrees to perform as an independent contractor on a non-exclusive basis, including but not limited to real estate asset management, acquisition and disposition services, capital markets services, debt servicing, and development and entitlement services. Compensation for such services will be paid to the Vendor as described in the Agreement.

For the six months ended June 30, 2025 and 2024, the Company incurred real estate asset management fees of approximately $341,000 and $336,000, development and entitlement fees of approximately $0 and $26,000, and debt servicing fees of approximately $71,000 and $63,000, respectively, which are all included in “Investment management and other fees - related party” on the accompanying consolidated statements of operations. As of June 30, 2025 and December 31, 2024, approximately $70,000 and $68,000, respectively, in such fees were payable to the Vendor and are included within “Due to related party” on the consolidated balance sheets.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, including the Company. The Sponsor became the manager of National Lending effective June 18, 2025, but does not hold any equity interest in National Lending. Prior to this change, an independent manager managed National Lending under a management agreement at a market rate. The Sponsor is not compensated for its role as manager. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of June 30, 2025 and December 31, 2024, we have contributed approximately $9.7 million for an 14.1% and an 14.0% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

F-16

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing.

The following is a summary of the promissory notes issued by National Lending to the Company as of June 30, 2025 and December 31, 2024 and remaining outstanding balances as of June 30, 2025 and December 31, 2024 (dollar amounts in thousands):

Note	Maximum Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2025	Balance at December 31, 2024
2024 - A (1)(2)	$25,000	6.50%	12/31/2024	$-	$-
2024 - B (2)	$6,000	6.50%	01/31/2025	$-	$-
2024 - C (2)	$1,000	6.50%	03/28/2025	$-	$-
2024 - D (2)	$8,000	6.50%	04/26/2025	$-	$-
2024 - E (2)	$4,500	6.50%	06/28/2025	$-	$-
2024 - F (2)	$4,000	6.25%	07/29/2025	$-	$-
2024 - G (2)	$2,000	5.75%	09/29/2025	$-	$-
2024 - H (2)	$4,000	5.75%	10/30/2025	$-	$-
2024 - I (2)	$14,000	5.75%	12/31/2025	$14,000	$14,000
2024 - J (2)(3)	$41,000	6.00%	12/31/2025	$32,500	$40,300
2025 - A (4)	$2,300	6.00%	12/31/2025	$1,500	$-
2025 - B (5)	$5,300	5.50%	04/29/2026	$5,000	$-
			Total	$53,000	$54,300

(1)	On January 2, 2024, the Company entered into a new promissory note with National Lending, providing for a maximum principal balance of $25.0 million, bearing interest at 6.50% and maturing on December 31, 2024. Upon execution of this agreement, the Company fully repaid all outstanding loans from National Lending as of December 31, 2023, which included approximately $20.1 million of principal and approximately $350,000 in accrued interest. The repayment of the $20.1 million in principal was completed through a non-cash debt extinguishment. This loan was secured by properties pledged by the Company with a total carrying value of approximately $56.9 million. On December 31, 2024, the Company repaid this loan.

(2)	During the year ended December 31, 2024, the Company entered into several new loan agreements with National Lending and drew principal totaling approximately $38.2 million. On December 31, 2024, the Company entered into two new promissory notes with National Lending, providing for a maximum principal balance of $14.0 million and $41.0 million, bearing interest of 5.75% and 6.00%, respectively, and maturing on December 31, 2025. Upon execution of these agreements, the Company fully repaid all outstanding loans from National Lending as of December 31, 2024, which included approximately $49.2 million of principal and approximately $2.6 million in accrued interest. The repayment of the $49.2 million in principal was completed through a noncash debt extinguishment. The promissory note with a maximum principal balance of $14.0 million is secured by properties pledged by the Company with a total carrying value of approximately $21.6 million. The promissory note with a maximum principal balance of $41.0 million is unsecured.

(3)	On January 8, 2025, the Company had drawn $700,000 of principal balance. On June 30, 2025, the Company partially paid off $8.5 million of principal.

(4)	On January 8, 2025, National Lending issued a new promissory note to the Company for a maximum principal amount of $2.3 million. The Company had drawn the entire $2.3 million. On January 30, 2025, the Company partially paid off $800,000 of principal.

(5)	On April 29, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $5.3 million. Of the $5.3 million, the Company had drawn $5.0 million.

For the six months ended June 30, 2025 and 2024, the Company incurred approximately $1.7 million and $1.0 million, respectively, in interest expense on related party notes with National Lending. As of June 30, 2025 and December 31, 2024, we had outstanding accrued interest of approximately $1.7 million and $9,000, respectively, due to National Lending. The Manager has plans to extend current financings through existing commitments with related parties as needed to support its investment and liquidity objectives.

F-17

10.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

11.	Commitments and Contingencies

Guarantees

The Company has entered into two guarantee agreements in connection with a senior secured mortgage loan facility extended to several underlying real estate properties owned by the Company, Co-Investment Arrangements, or certain entities affiliated with or managed by the Manager (collectively, the “Borrowers”). Under the terms of the loan agreement, the Company, alongside other entities affiliated with or managed by the Manager, has guaranteed certain obligations of the Borrowers through the loan’s initial maturity date of July 9, 2027, including any borrower-elected extension periods. Consistent with the Company’s strategy to use leverage to enhance total shareholder return, these guarantees were provided to strengthen the credit profile of the Borrowers, secure more favorable financing terms, and support the Company’s investment activities.

The Company’s obligations as a guarantor include a springing recourse guarantee covering standard lender protection clauses. In the remote likelihood of wrongful action by the Borrowers, the Company would be liable for repayment of its pro-rata share of all indebtedness under the loan. As of June 30, 2025, the maximum potential amount of future payments under this guarantee were approximately $120.7 million, which represents the Company’s allocated maximum exposure in the event of default by the Borrowers. This amount could rise to approximately $124.2 million, if the loan facility is fully drawn upon.

Additionally, the Company is subject to a guarantee of interest and carry costs (the “Carry Guaranty”), which includes all interest payments due, any minimum return amounts, any interest due at the default rate, and any required deposits into the interest and carry reserve account. The Carry Guaranty is subject to termination upon the earliest of either (i) the full repayment of indebtedness, (ii) a valid tender, or (iii) the date that the underlying real estate properties achieve a debt yield of at least eight percent (8%) for two consecutive fiscal quarters. As of June 30, 2025, none of these termination conditions had been met, and the Carry Guaranty remained active. As of June 30, 2025, the maximum potential amount of future payments under this guarantee were approximately $18.6 million, which represents the Company’s pro-rata share of the maximum interest payments through initial maturity date, assuming full Borrower default. As of June 30, 2025, no property sales have occurred that would result in a minimum return payment, no default interest is due, and the interest and carry reserve account is fully funded.

Based on current information and analysis, we believe the likelihood of the Company being required to perform under the guarantees is remote and that no material liability exists as of the reporting date. Accordingly, as of June 30, 2025, no liability has been recorded in the consolidated financial statements. We will continue to monitor the financial condition and performance of the Borrowers and will reassess the need to record a liability if future events or circumstances indicate a probable loss.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being significant to us.

12.	Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM’s measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

F-18

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 18, 2025 for potential recognition or disclosure.

National Lending

On July 15, 2025, the Company partially paid off $5.5 million of principal on the 2024 - J National Lending promissory note. The note bears a 6.00% interest rate and matures on December 31, 2025. As of September 18, 2025 the principal outstanding on the promissory note is $27.0 million.

On July 15, 2025, the Company paid off the 2025 - A National Lending promissory note, including $1.5 million of principal and approximately $50,000 of accrued interest.

Investments in Equity Method Investees

On July 2, 2025, the RSE Insight Controlled Subsidiary sold the Tyroll Hills Apartments for approximately $32.0 million. The Company received a distribution of approximately $12.6 million from the net sales proceeds and recognized a net gain of approximately $11.3 million.

On July 2, 2025, the Company made a $2.0 million investment into one new JV equity real estate investment.

F-19

Item 4.	Exhibits

INDEX OF EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 99.1 to the Company’s Form 1-U filed on August 11, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 26, 2021)
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Fee Waiver Support Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed May 24, 2016)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.4*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)
6.5*	Amended and Restated Limited Liability Company Operating Agreement of Fundrise Industrial JV 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s 1-K filed on April 25, 2023)
6.6*	Limited Liability Company Operating Agreement of Fundrise Industrial JV 2, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s 1-K filed on April 25, 2023)
6.7*	Form of Real Estate Services Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Real Estate, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company's Form 1-K filed on April 26, 2024)

*	Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 18, 2025

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 18, 2025
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 18, 2025
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

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